Jennifer Gowetski
Senior Counsel

Office of Real Estate and Commodities
Division of Corporation Finance

Securities and Exchange Commission
Washington, DC 20549

August 16, 2018

Re:	Steward Realty Trust
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted June 29, 2018
CIK No. 0001735770

Dear Ms. Gowetski:

We acknowledge receipt of comments in your letter of July 19, 2018 regarding Amendment No. 1 to the draft Offering Statement of Steward Realty Trust, Inc. (the “Company”), which we have set out below, together with our responses.

1. We note your response to comment 1 of our letter dated June 13, 2018. Please note that we have referred your response to the Division of Investment Management for further review and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

The Company acknowledges that the Division of Investment Management is continuing to review the Company’s response to comment 1 from the Staff’s letter dated June 13, 2018.

2. We note your response to comment 3 of our letter dated June 13, 2018 and your disclosure on page 12 that your officers have significant experience in acquiring, financing, renovating, redeveloping, repositioning, operating and selling various commercial real estate properties. We further note your disclosure on page 42 regarding Mr. Miller’s previous experience with Rise Companies Corp., the parent company of Fundrise. In light of this disclosure, please provide an analysis detailing why you believe the company, and any affiliates of the company, including Mr. Miller, have not sponsored any programs within the meaning of Industry Guide 5. We continue to believe that you should provide the applicable disclosure required by Industry Guide 5, including Item 4. Please revise accordingly.

The Company has revised the disclosure required by Item 4 of Guide 5 to present it in tabular form in the Offering Circular.

With respect to the Staff’s comment regarding the applicability of Item 8 of Guide 5, the Company notes that, as stated in his biography, Mr. Miller left Rise Companies Corp. (“Rise”) and the Fundrise platform in 2015, which was prior to the qualification by the Commission of the first offerings of Fundrise REITs. Since leaving Rise, Mr. Miller’s only relationship with that company has been as a stockholder. As disclosed by Rise in its filings with the Commission, Mr. Miller owns shares of common and preferred stock and is a party to a voting agreement with several relatives, including the CEO of Rise. Notwithstanding the fact that Mr. Miller is part of a beneficial ownership group under the voting agreement that holds over 97% of the voting power in Rise, his individual share ownership represents 44.2% of the voting power of all capital stock of Rise and he has not been involved in the operations of Rise since October 2015. His role has been solely as a stockholder. As a result, the Company believes that attributing the prior performance of any programs undertaken by Fundrise since Mr. Miller’s departure would create a false impression. Furthermore, as a stockholder of Rise with no contractual power to compel Rise to provide information, Mr. Miller does not have access to the information necessary to prepare prior performance tables for the Fundrise REITs. He only has access to the information prepared by Rise as sponsor of those REITs that has been filed with the Commission.

With respect to information regarding the performance of the Fundrise platform sponsored programs during Mr. Miller’s tenure prior to October 2015, the Company notes that the instructions to Item 8 of Guide 5 and to Tables I, II, V and VI of Appendix II instruct to include information for programs the offering of which closed in the most recent three years. Assuming the offering statement is qualified prior to the end of 2018, information for the period prior to Mr. Miller’s departure would not be required to be disclosed. While Table III requires information for programs that closed in the most recent five years, which would cover the period from July 2014, when Rise commenced the Fundrise originated programs, until October 2015, when Mr. Miller left Rise, the Company believes that information would not be meaningful to an investor and notes that the Fundrise REITs ceased providing information about the originated programs in their filings with the Commission in April 2017.

3. We note your response to comment 4 of our letter dated June 13, 2018 and the revised disclosure on page 5 that the company will seek to invest in a portion of each loan, alongside investors who can purchase an interest in each loan. We further note the disclosure on your website that: “After approving a loan, Steward pledges a percentage of the loan amount; the farm operator raises the remaining amount of the loan on Steward.” Please describe for us in more specific detail how an investor would choose between investing in you as opposed to investing directly in a loan on your web platform and how such choice would impact any fees paid by such investor. Also, please tell us the exemption you intend to reply upon for purchases of loan interests directly on your web platform.

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The Company supplementally advises the Staff that the Steward platform will enable investors to either invest in the Company, or directly in individual loans. Investors who opt to invest in an individual loan will pay an annual servicing fee to Steward Servicing LLC (“Steward Servicing”) equal to 1.0% of the principal amount of the loans held by the investor in its account on the platform. If an investor invests in the Company, it will not pay the servicing fee to Steward Servicing. Instead, the Company will pay that fee as disclosed in the Offering Circular.

The Company believes that each investment would have a different appeal for potential investors. As a REIT, the Company provides an investor with a diversified investment spread across a portfolio of farm loans. This potentially provides more stability for cash flow and principal protection, since any potential losses on a single loan only represent a portion of the overall portfolio. An individual investment in a loan can carry higher risks, given the performance of the investment is directly tied to the performance of a single borrower. The individual loans allow a more direct connection between the borrower and an investor, and is well suited for investors who want to fund a farm they know, or a region or product type they are familiar with. The Company expects investors will invest in both products, the REIT and individual loans, but that investors will invest a higher average investment amount in the Company. For investments in individual loans, the Company expects the borrowers will use a variety of exemptions, including private placements under Rule 506(c) under Regulation D, intrastate exemptions pursuant to Rule 147A of the Securities Act, in certain cases under Regulation A, and potentially in the future, under Regulation Crowdfunding. The Company has revised the disclosure to clarify this.

Our Structure, page 8

4. We note your disclosure on page 47 that you do not currently have any employees and are externally managed. We further note your executive officers are employed by your affiliate, SAFP, whose employees devote a portion of their time to the affairs of the company and other affiliates. Please revise your summary and ownership chart to more specifically describe the role of SAFP as your manager.

The Company has revised the summary and ownership chart as requested by the Staff.

Conflicts of Interest, page 9

5. We note your response to comment 8 of our letter dated June 13, 2018. Please revise to describe the potential conflicts your affiliates may have in determining whether to issue loans in light of the fees that will be received by them for their participation in the process and add risk factor disclosure. Additionally, please revise your disclosure to clarify the limitations placed on your affiliate in determining which loans to issue and the consequences if your affiliate issues loans outside of the established criteria.

The Company has revised the disclosure to include a new risk factor.

If you have additional comments or questions, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli
Jeanne Campanelli Partner
CrowdCheck Law LLP

cc:	Daniel Miller
Steward Realty Trust, Inc.

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